Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

INTERNATIONAL COAL GROUP ANNOUNCES TENDER OFFER

FOR ANY AND ALL OF ITS 9.00% CONVERTIBLE SENIOR NOTES DUE 2012

Scott Depot, West Virginia, March 8, 2010 – International Coal Group, Inc. (NYSE: ICO) (the “Company”) announced today that it has commenced a cash tender offer for any and all of the $139.5 million aggregate principal amount of its outstanding 9.00% Convertible Senior Notes due 2012 (CUSIP No. 45928HAD8) (the “Convertible Notes”). The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal.

The tender offer will expire at midnight, New York City time, on April 5, 2010, unless extended or earlier terminated by the Company (such date and time, the “Expiration Time”). In order to be eligible to receive the purchase price (as described below, the “Purchase Price”) for tendered Convertible Notes, holders must validly tender and not validly withdraw their Convertible Notes at or prior to the Expiration Time.

The tender offer is subject to the satisfaction or waiver of certain conditions as described in the Offer to Purchase, including the Company raising a minimum of $100.0 million in aggregate gross proceeds, exclusive of discounts, through a concurrent offering of common stock and $75.0 million in aggregate gross proceeds, exclusive of discounts, through a concurrent offering of convertible notes at or prior to the Expiration Time.

The Company will fix the Purchase Price for each $1,000 principal amount of Convertible Notes validly tendered and not validly withdrawn at or prior to the Expiration Time promptly after the close of trading on the New York Stock Exchange (the “NYSE”) on the date of the Expiration Time (the “Pricing Date”). The Purchase Price will be calculated as the sum of 98.288 times the Weighted Average Price, plus $745.10, subject to a minimum Purchase Price of $1,064.54 and a maximum Purchase Price of $1,359.40 per $1,000 principal amount of Convertible Notes. For purposes of the Purchase Price calculation, “Weighted Average Price” means the arithmetic average of the daily volume-weighted average prices of the Company’s common stock, beginning on March 8, 2010 and ending on the Pricing Date. The daily volume-weighted average price shall equal the per share dollar volume-weighted average price for the Company’s common stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading at the NYSE) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading at the NYSE) as reported by Bloomberg Financial Services through its “Volume at Price” (ICO <Equity> VAP <Go>) functions (or if such volume-weighted average price is unavailable, the market price of one share of common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm retained by the Company for this purpose). The Weighted Average Price and the variable cash component of the Purchase Price will be rounded to the nearest whole cent. The Company will announce such Purchase Price no later than 4:30 p.m., New York City time, on the Pricing Date.

Convertible Notes validly tendered prior to the Expiration Time may be validly withdrawn at any time at or prior to the Expiration Time. Tendered Convertible Notes may not be validly withdrawn after the Expiration Time, except under certain limited circumstances as described in the Offer to Purchase.

In addition to the Purchase Price, holders that validly tender and do not validly withdraw their Convertible Notes at or prior to the Expiration Time will also be paid accrued and unpaid interest to, but not including, the payment date on such Convertible Notes that are accepted for purchase by the Company.

The Company has engaged UBS Investment Bank and Morgan Stanley as Dealer Managers for the tender offer. Persons with questions regarding the tender offer should contact UBS Investment Bank toll-free at (888) 719-4210 or collect at (203) 719-4210 or Morgan Stanley toll-free at (800) 624-1808 or collect at (212) 761-5384. Requests for documents should be directed to D. F. King & Co., Inc., the Information Agent and Depositary for the tender offer, at (212) 269-5550 (banks and brokers) or (800) 431-9633 (all others).

This press release is for information purposes only and is not an offer to purchase or a solicitation of acceptance of the offer to purchase with respect to any of the Convertible Notes. The tender offer is being made pursuant to the tender offer documents, including the Offer to Purchase, that the Company is distributing to holders of Convertible Notes. Holders are strongly advised to read the tender offer documents filed by the Company with the Securities and Exchange Commission (“SEC”), because they contain important information. These documents are available at no charge at the SEC’s website at http://www.sec.gov. The tender offer is not being made to holders of Convertible Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release contains “forward-looking statements” within the meaning of federal securities law. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control. Such risks and uncertainties include, but are not limited to, the completion of the tender offer.

ICG is a leading producer of coal in Northern and Central Appalachia and the Illinois Basin. The Company has 13 active mining complexes, of which 12 are located in Northern and Central Appalachia, and one in Central Illinois. ICG’s mining operations and reserves are strategically located to serve utility, metallurgical and industrial customers throughout the eastern United States.

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For more information

Contact:

Ira Gamm

Vice President – Investor and Public Relations

(304) 760-2619